Exhibit 99.1

Boqii Announces Senior Management Change

SHANGHAI, Sept. 5, 2022 -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced that Mr. Kai Fang has resigned from his position as the Company's Chief Strategy Officer and all his roles as a director or an officer of the applicable affiliates of the Company due to personal reasons. Mr. Kai Fang has served as the Company's Chief Strategy Officer since 2021 and has been primarily responsible for our strategic planning and capital market management.

The board of directors of Boqii wishes to extend its deep gratitude to Mr. Kai Fang for his contributions to the continued growth of Boqii throughout the years. Mr. Hao Liang, Boqii's Founder, Chairman and chief Executive Officer, said: "Kai has extensive experience in capital market and strategic planning. He has helped us continually optimize our strategic direction. We wish him the very best in his future endeavors."

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For investor and media inquiries, please contact:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

DLK Advisory Limited
Tel: +852-2857-7101
Email: ir@dlkadvisory.com